                  SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 11-K

                              ANNUAL REPORT
                       Pursuant to Section 15(d) of
                   The Securities Exchange Act of 1934

                   For the year ended December 31, 1995
                  and for the period July 1, 1994 to
                            December 31, 1994
                     Commission File Number 1-4166

                         UPSTATE CELLULAR NETWORK
                   EMPLOYEES' RETIREMENT SAVINGS PLAN
                           (Full name of plan)

               FRONTIER CORPORATION AND NYNEX CORPORATION
                        (Name of issuer of securities
                         held pursuant to the plan)

                        180 South Clinton Avenue
                    Rochester, New York  14646-0700
                   (Address of principal executive offices)

                          REQUIRED INFORMATION

In accordance with the applicable provisions of Article 6A of Regulation S-X, the following financial statements are filed as part of this Report.

        Report of Independent Accountants
        Statements of Net Assets Available for Benefits with
         Fund Information at December 31, 1995 and 1994
        Statement of Changes in Net Assets Available for Benefits
         with Fund Information for the year ended December 31, 1995 Notes to Financial Statements
        Schedule of Assets Held for Investment
        Schedule of Reportable Transactions

The following exhibit is filed as part of this Report.

        Consent of Independent Accountants

UPSTATE CELLULAR NETWORK EMPLOYEES'
RETIREMENT SAVINGS PLAN
Financial Statements
For the year ended December 31, 1995
 and for the period July 1, 1994 to
 December 31, 1994

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Index to Financial Statements                                    Page 1
=======================================================================

Report of Independent Accountants                            Page 2


Statements of Net Assets Available for Benefits with
 Fund Information at December 31, 1995 and 1994              Pages 3 - 4


Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1995 Page 5


Notes to Financial Statements                                Pages 6 - 8


Schedule of Assets Held for Investment                       Schedule I


Schedule of Reportable Transactions                          Schedule II

        Report of Independent Accountants


April 5, 1996

To the Participants and Administrator of the Upstate Cellular Network
Employees' Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Upstate Cellular Network Employees' Retirement Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
 An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  Price Waterhouse LLP

     PRICE WATERHOUSE LLP

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information    Page 3



                                                    December 31, 1995
                                      ------------------------------------------------------------
                                      Fund A       Fund B       Fund C       Fund D      Fund E
Assets
 Investments, at fair value:
   Registered investment companies -
     Putnam Income Fund              $114,593
     Putnam Global Growth Fund                   $201,295
     Putnam Voyager Fund                                      $355,092
     Laurel S & P 500 Index Fund                                                         $177,080
   Frontier Corporation Common Stock
   NYNEX Corporation Common Stock
   Participant loans
 Investments, at contract value:
   Principal Mutual Life Insurance Company                                 $ 18,183
   New York Life Insurance Company                                           22,427
   Prudential Insurance Company of America                                   24,013
   John Hancock Mutual Life Insurance Company                                31,661
   Metropolitan Life Insurance Company                                       15,115
   CNA Life Insurance Company                                                 6,760
   Peoples Security Life Insurance Company                                   17,551
   Allstate Life Insurance Company                                            9,185

                                     -----------------------------------------------------------
             Total investments       114,593     201,295       355,092      144,895      177,080
                                     -----------------------------------------------------------

 Receivables:
   Participants' contributions
   Employer's contributions

           Total receivables

           Total assets              114,593    201,295       355,092       144,895      177,080
                                     -----------------------------------------------------------

Net assets available for benefits   $114,593   $201,295      $355,092      $144,895     $177,080
                                    ============================================================

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information    Page 3
(cont'd.)


                                                             December 31, 1995
                                      --------------------------------------------------------
                                                             Participant
                                      Fund F      Fund G       Loans       Other       Total
Assets
 Investments, at fair value:
   Registered investment companies -
     Putnam Income Fund                                                               $114,593
     Putnam Global Growth Fund                                                         201,295
     Putnam Voyager Fund                                                               355,092
     Laurel S & P 500 Index Fund                                                       177,080
   Frontier Corporation Common Stock  $390,121                                         390,121
   NYNEX Corporation Common Stock                $319,705                              319,705
   Participant loans                                         $101,999                  101,999
 Investments, at contract value:
   Principal Mutual Life Insurance Company                                              18,183
   New York Life Insurance Company                                                      22,427
   Prudential Insurance Company of America                                              24,013
   John Hancock Mutual Life Insurance Company                                           31,661
   Metropolitan Life Insurance Company                                                  15,115
   CNA Life Insurance Company                                                            6,760
   Peoples Security Life Insurance Company                                              17,551
   Allstate Life Insurance Company                                                       9,185
                                      --------------------------------------------------------
             Total investments        390,121     319,705     101,999                1,804,780

 Receivables:
   Participants' contributions                                          $63,664         63,664
   Employer's contributions                                              29,067         29,067
                                    ----------------------------------------------------------
           Total receivables                                             92,731         92,731
                                    ----------------------------------------------------------
           Total assets               390,121     319,705     101,999    92,731      1,897,511
                                    ----------------------------------------------------------

Net assets available for benefits    $390,121    $319,705    $101,999   $92,731     $1,897,511
                                    ----------------------------------------------------------
                                    ----------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information    Page 4



                                                    December 31, 1994
                                      -------------------------------------------------------------
                                      Fund A       Fund B       Fund C       Fund D      Fund E
Assets
 Investments, at fair value:
   Registered investment companies -
     Putnam Income Fund             $29,392
     Putnam Global Growth Fund                    $71,667
     Putnam Voyager Fund                                     $93,057
     Laurel S & P 500 Index Fund                                                       $68,420
   Frontier Corporation Common Stock
   NYNEX Corporation Common Stock
   Participant loans
 Investments, at contract value:
   Principal Mutual Life Insurance Company                               $ 8,700
   New York Life Insurance Company                                         9,365
   Prudential Insurance Company of America                                 9,886
   John Hancock Mutual Life Insurance Company                             19,653
   Metropolitan Life Insurance Company                                     6,322
   CNA Life Insurance Company                                              1,676
   Peoples Security Life Insurance Company                                 3,465
                                   -----------------------------------------------------------
            Total investments       29,392          71,667    93,057      59,067        68,420
                                   -----------------------------------------------------------
            Total assets            29,392          71,667    93,057      59,067        68,420
                                   -----------------------------------------------------------

Net assets available for benefits  $29,392         $71,667   $93,057     $59,067       $68,420
                                   ===========================================================

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information    Page 4
(cont'd.)

                                                    December 31, 1994
                                      ------------------------------------------------------
                                                           Participant
                                      Fund F      Fund G       Loans                Total
Assets
 Investments, at fair value:
   Registered investment companies -
     Putnam Income Fund                                                             $29,392
     Putnam Global Growth Fund                                                       71,667
     Putnam Voyager Fund                                                             93,057
     Laurel S & P 500 Index Fund                                                     68,420
   Frontier Corporation Common Stock $104,696                                       104,696
   NYNEX Corporation Common Stock                $96,326                             96,326
   Participant loans                                      $7,200                      7,200
 Investments, at contract value:
   Principal Mutual Life Insurance Company                                            8,700
   New York Life Insurance Company                                                    9,365
   Prudential Insurance Company of America                                            9,886
   John Hancock Mutual Life Insurance Company                                        19,653
   Metropolitan Life Insurance Company                                                6,322
   CNA Life Insurance Company                                                         1,676
   Peoples Security Life Insurance Company                                            3,465
                                    -------------------------------------------------------
            Total investments         104,696     96,326   7,200                    529,825
                                    -------------------------------------------------------
            Total assets              104,696     96,326   7,200                    529,825
                                    -------------------------------------------------------

Net assets available for benefits    $104,696    $96,326  $7,200                   $529,825
                                    =======================================================

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits with Fund Information Page 5



                                                 Years ended December 31, 1995
                                      --------------------------------------------------------
                                      Fund A      Fund B     Fund C       Fund D     Fund E
Additions
Additions to net assets attributed to:
  Investment income -
    Interest and dividends           $  5,926    $ 11,331    $ 19,213     $ 11,703
    Realized gains                        510       1,648       8,647                $  2,107
    Net appreciation in fair value
     of investments                     9,015      12,137      58,254                  37,264
    Participant loan interest income
    Other income                                                               397
  Contributions -
    Participants' contributions        78,832     150,505     237,035       83,572     85,385
    Employer's contributions
                                   ----------------------------------------------------------
           Total additions             94,283     175,621     323,149       95,672    124,756
                                   ----------------------------------------------------------

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants         7,767      37,922      49,373        2,828     12,368
  Other expense                            31          66         155           62         51
                                   ----------------------------------------------------------
            Total deductions            7,798      37,988      49,528        2,890     12,419
                                   ----------------------------------------------------------

Net increase prior to interfund
 transfers                             86,485     137,633     273,621       92,782    112,337
Interfund transfers                    (1,284)     (8,005)    (11,586)      (6,954)    (3,677)
                                   ----------------------------------------------------------
            Net increase               85,201     129,628     262,035       85,828    108,660

Net assets available for benefits:
  Beginning of year                    29,392      71,667      93,057       59,067     68,420
                                   ----------------------------------------------------------

  End of year                        $114,593    $201,295    $355,092     $144,895   $177,080
                                   ----------------------------------------------------------
                                   ----------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits with Fund Information Page 5
(cont'd.)

                                                    Year ended December 31, 1995
                                      -------------------------------------------------------
                                                            Participant
                                      Fund F      Fund G       Loans       Other       Total
Additions
Additions to net assets attributed to:
  Investment income -
    Interest and dividends           $  7,137    $  8,853                            $ 64,163
    Realized gains                      4,306       6,480                              23,698
    Net appreciation in fair value     88,041      76,422                             281,133
     of investments                    88,041      76,422                             281,133
    Participant loan interest income                          $  2,360                  2,360
    Other income                        1,210         161                               1,768
  Contributions -
    Participants' contributions        91,921      61,198       15,052    $ 63,664    867,164
    Employer's contributions          149,156     117,724                   29,067    295,947
                                   ----------------------------------------------------------
           Total additions            341,771     270,838       17,412      92,731  1,536,233
                                   ----------------------------------------------------------

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants        30,669      24,898        1,659                167,484
  Other expense                           352         346                               1,063
                                   ----------------------------------------------------------
            Total deductions           31,021      25,244        1,659       - 0 -    168,547
                                   ----------------------------------------------------------

Net increase prior to
 interfund transfers                  310,750     245,594       15,753      92,731  1,367,686
Interfund transfers                   (25,325)    (22,215)      79,046                  - 0 -
                                   ----------------------------------------------------------
            Net increase              285,425     223,379       94,799      92,731  1,367,686
                                   ----------------------------------------------------------
Net assets available for benefits:
  Beginning of year                   104,696      96,326        7,200       - 0 -    529,825
                                   ----------------------------------------------------------

  End of year                        $390,121    $319,705     $101,999     $92,731 $1,897,511
                                   ----------------------------------------------------------
                                   ----------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995
- ------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN

The Upstate Cellular Network Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of the Upstate Cellular Network (the "Company") effective July 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Company is a 50/50 joint venture partnership between Frontier
Corporation and Bell Atlantic/NYNEX Cellular.

Participation

The Plan covers all employees of Upstate Cellular Network except temporary or summer employees, leased employees and employees in any unit covered by a collective bargaining agreement. Individuals are eligible to participate in the Plan upon employment date. Effective January 1, 1996, eligibility begins on the first of the month following 30 days of employment.

Administration

The Plan is administered by the Company's Employees' Benefit
Committee whose members are appointed by the Company's Board of Directors. The trustee of the Plan is Putnam Fiduciary Trust
Company.

Funding policy

Upon enrollment in the Plan, a participant may direct contributions into any of seven investment options.

        Fund A -Putnam Income Fund - Funds are primarily invested in Corporate bonds and U.S. government and agency obligations.

        Fund B -Putnam Global Growth Fund - Funds are primarily invested in foreign and domestic common stocks.

        Fund C -Putnam Voyager Fund - Funds are invested in emerging growth stock and opportunity stocks.

        Fund D -Stable Value Fund - Funds are invested in guaranteed investment contracts issued by major insurance companies. The guaranteed rates of interest ranged from 5.16% to 8.53% at December 31, 1995 and 1994.

        Fund E -Laurel S & P 500 Index Fund - Funds are primarily invested in stocks that comprise the S & P 500 Index.

        Fund F -Frontier Corporation Common Stock - Funds are invested in common stock of Frontier Corporation.

        Fund G -NYNEX Corporation Common Stock - Funds are invested in common stock of NYNEX Corporation. Investment in Fund G was discontinued in February 1996.

The shares of stock in Funds F and G are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis.
 All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore the Plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16 %, subject to maximum contribution provisions imposed by the Internal Revenue Code under Section 401(k).

Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account at the end of such month. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer matching contributions equal 75% of participant contributions, up to the first 6% of compensation. Effective January 1, 1996, the Company will contribute 0.5% of employee eligible pay to each participant. Additionally, they will match 100% of the first 3% of participant contributions, capped at $3,000 in 1996. The Plan will also have a profit sharing contribution potential based on Company performance beginning in 1997. Prior to January 1996, all employer contributions were made in Frontier Corporation or NYNEX Corporation common stock. Employer contributions are now invested based on employee elections.

Vesting

Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon. Effective January 1, 1996, the Plan changed its vesting period for Company contributions from six months of credited service to immediate. Prior to this change, forfeited nonvested amounts were used to reduce future employer contributions.

Payment of benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account or installments over a period not to exceed 20 years.

Individual participant loans

Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding and they are treated as directed investments by the borrower with respect to his or her account.
The Company's Employee Benefit Committee establishes the interest rate for borrowings based on commercial rates for similar loans. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1995, $115,961 in loans were disbursed and principal repayments of $21,862 were made.

Plan termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty
Corporation.

The Plan's holdings of Frontier Corporation common stock, NYNEX
Corporation common stock and three Putnam Investment, Inc., registered investment company funds are party-in-interest investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

Contributions and benefits paid

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits to participants are recorded by the Plan when a request for disbursement is received from the employee.

The Plan's distributions are paid in cash. Purchases and sales of securities are recorded on the trade date.

Administrative expenses

Expenses associated with the Plan are paid by the Company.



Valuation of investment assets

The Plan's interest in registered investment companies and employer securities is stated at fair value, measured by the quoted market price. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair value at December 31, 1995 and 1994.

NOTE 3 - PARTICIPANTS' ACCOUNTS

As of December 31, 1995 and 1994, the Plan held 13,004 and 4,956 shares of Frontier Corporation common stock at a fair market value of $390,121 and $104,696, respectively. As of December 31, 1995 and 1994, the Plan also held 5,920 and 2,621 shares of NYNEX Corporation common stock at a fair market value of $319,705 and $96,326, respectively. Of the Frontier Corporation shares, 6,212 were contributed by the Company during the Plan year ended December 31, 1995, as the Company's matching contribution. Of the NYNEX Corporation shares, 2,732 were contributed by the Company during the Plan year ended December 31, 1995, as the Company's matching contribution. During the Plan year ended December 31, 1995, 53 shares of Frontier Corporation common stock and 8 shares of NYNEX Corporation common stock were distributed to participants.

NOTE 4 - FEDERAL INCOME TAX STATUS

The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan stating that the Plan, as designed, is a qualified plan in accordance with
Section 401(a) of the Internal Revenue Code and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

Schedule of Assets Held for Investment                    Schedule I
- --------------------------------------------------------------------
                                                           Current
                                         Number            value at
                                           of              December 31,
Description/Issuer                       shares   Cost     1995
- -----------------------------------------------------------------------
Interests in Registered
 Investment Companies:
  *Putnam Income Fund                    15,850  $  105,578 $  114,593
  *Putnam Global Growth Fund             20,150     189,158    201,295
  *Putnam Voyager Fund                   23,285     355,092    355,092
   Laurel S & P 500 Index Fund           12,738     139,816    177,080
                                                 ---------------------
      Total interests in registered
      investment companies                          789,644    848,060
                                                 ---------------------
Common Stock:
  *Frontier Corporation                  13,004     302,080    390,121
  *NYNEX Corporation                      5,920     243,283    319,705
                                                 ---------------------
      Total common stock                            545,363    709,826
                                                 ---------------------
Participant Loans:
  Participant loan accounts
  (average rate 8.75%)                              101,999    101,999
                                                 ---------------------
Guaranteed Investment Contracts:
 Principal Mutual Life Insurance Company
 (7.05% and 7.70% mature June 1998)                  18,183     18,183
 New York Life Insurance Company
 (5.52% matures June 1998)                           22,427     22,427
 Prudential Insurance Company
 (7.08% matures June 1999)                           24,013     24,013
 John Hancock Mutual Life Insurance Company
 (5.93%, 5.58% and 7.00% mature June 1998,
  June 2000 and December 2001)                       31,661     31,661
 Metropolitan Life Insurance Company
 (5.16% and 7.10% mature October 1997
  and December 1997)                                 15,115     15,115
 CNA Life Insurance Company
 (7.54% matures June 1998)                            6,760      6,760
 Peoples Security Life Insurance Company
 (7.77% and 6.08% mature June 1997 and June 1999)    17,551     17,551
 Allstate Life Insurance Company
 (6.25% and 6.00% mature July 2000 and July 2001)     9,185      9,185
                                                 ---------------------
      Total guaranteed investment contracts         144,895    144,895
                                                 ---------------------

Total investments                                $1,581,901 $1,804,780
                                                 =====================
*  Denotes party-in-interest

Schedule of Reportable Transactions                        Schedule II
- ----------------------------------------------------------------------

                                                                                    Expense           Current value
                                       Number                                       incurred           of asset on
   Identity of        Description     of trans-       Purchase    Selling  Lease      with     Cost of transaction
 party involved        of asset       actions           price      price   rental  transaction  asset     date      Net gain
- ----------------------------------------------------------------------------------------------------------------------------

Series of Transactions:
Putnam Income Fund   Registered
                     Investments        112          $ 84,868       N/A     N/A        N/A     $ 84,868  $ 84,868

Putnam Global        Registered
Growth Fund          Investments        111           169,012       N/A     N/A        N/A      169,012   169,012

Putnam Global        Registered
Growth Fund          Investments         40               N/A  $ 53,169     N/A        N/A       51,521    53,169   $1,648

Putnam Voyager Fund  Registered
                     Investments        121           271,467       N/A     N/A        N/A      271,467   271,467

Putnam Voyager Fund  Registered
                     Investments         42               N/A    76,332     N/A        N/A       67,685    76,332    8,647

Stable Value Fund    Guaranteed
                     Investment
                     Contracts          106           102,187       N/A     N/A        N/A      102,187   102,187


Laurel S & P 500     Registered
Index Fund           Investments        102            86,499       N/A     N/A        N/A       86,499    86,499


Plan Participants    Participant Loans   66           118,321       N/A     N/A        N/A      118,321   118,321

Frontier Corporation Common Stock       114           253,380       N/A     N/A        N/A      253,380   253,380

Frontier Corporation Common Stock        52               N/A   314,044     N/A        N/A      309,738   314,044     4,306

NYNEX Corporation    Common Stock       105           192,121       N/A     N/A        N/A      192,121   192,121

NYNEX Corporation    Common Stock        51               N/A    51,644     N/A        N/A       45,164    51,644     6,480


                                        SIGNATURES


             The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  UPSTATE CELLULAR NETWORK
                                  EMPLOYEES' RETIREMENT SAVINGS PLAN



        Date:  June 14, 1996      By:/s/Louis L. Massaro
                                        _____________________
                                        Louis L. Massaro
                                        Executive Vice President, Chief
                                        Financial Officer and Chief
                                        Administrative Officer
                                        of Frontier Corporation as
                                        Plan Administrator